SECURITIES [barcode] ON

04013161

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rampart Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One International Place
(No. and Street)

Boston (City) MA (State) 02110-2634 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Egalka (617) 342-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Litman, Gerson, LLP
(Name – *if individual, state last, first, middle name*)

500 West Cummings Park (Address) Woburn (City) MA (State) 01801 (Zip Code)

PROCESSED
SEP 09 2004
THOMSON
FINANCIAL

RECEIVED
AUG 2 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald Egalka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rampart Securities, Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF
RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

CONTENTS

LITMAN,
GERSON, LLP
A PROFESSIONAL SERVICES FIRM

500 WEST CUMMINGS PARK
WOBURN, MA 01801-6595
TELEPHONE (781) 933-9660
FACSIMILE (781) 935-6213
WWW.LITMANGERSON.COM

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
of Rampart Securities, Inc.:

We have audited the statements of financial condition of Rampart Securities, Inc. as of June 30, 2004 and 2003, and the related statements of income, cash flows and changes in stockholder's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Rampart Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rampart Securities, Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Litman Gerson LLP

Woburn, MA
July 22, 2004

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	JUNE 30, 2004	JUNE 30, 2003
ASSETS		
CURRENT ASSETS		
Cash	$ 125,935	$ 113,544
Fees receivable	37,047	39,926
Prepaid expenses	3,158	-
Total current assets	$ 166,140	$ 153,470
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Due to related party	$ -	$ 26,327
Accrued expenses	11,800	10,083
Accrued income taxes	10,100	26,700
Deferred income taxes	4,800	-
Total current liabilities	26,700	63,110
STOCKHOLDER'S EQUITY		
Common stock, par value $.01 per share; authorized 200,000 shares; issued and outstanding 200 shares	2	2
Additional paid-in capital	94,601	68,357
Retained earnings	44,837	22,001
	139,440	90,360
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 166,140	$ 153,470

See accompanying notes to the financial statements.

RAMPART SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

STATEMENTS OF INCOME

	June 30, 2004	June 30, 2003
FEE INCOME	$ 167,668	$ 168,605
FEE SHARING EXPENSE	14,028	38,603
NET FEE INCOME	153,640	130,002
GENERAL AND ADMINISTRATIVE EXPENSES:		
Bank service charges	41	32
Insurance	3,714	1,572
Licenses and filing fees	1,515	1,458
Office expense	1,195	351
Professional fees	15,896	4,594
Rent expense	22,641	5,973
Salary expense	44,200	11,787
Telephone expense	1,702	311
	90,904	26,078
INCOME BEFORE PROVISION FOR INCOME TAXES	62,736	103,924
INCOME TAX EXPENSE	14,900	26,700
NET INCOME	$ 47,836	$ 77,224

See accompanying notes to financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
STATEMENTS OF CASH FLOWS

	June 30 2004	June 30 2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 47,836	$ 77,224
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	4,800	-
Tax benefit of parent company's loss	26,244	-
Fees receivable	2,879	(39,926)
Prepaid expenses	(3,158)	-
Accrued expenses	1,717	9,998
Due to related party	(26,327)	26,327
Accrued taxes	(16,600)	26,244
Net cash provided by operating activities	37,391	99,867
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend payment	(25,000)	-
Proceeds from contribution of additional paid in capital	-	4,594
Net cash provided (used) by financing activities	(25,000)	4,594
NET INCREASE IN CASH FOR THE YEAR	12,391	104,461
CASH, BEGINNING OF YEAR	113,544	9,083
CASH, END OF YEAR	$ 125,935	$ 113,544

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	2004	2003
Cash paid during the year:		
Interest	$ -	$ -
Income taxes	$ 456	$ 456

See accompanying notes to financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Stockholder's equity at June 30, 2002	$ 2	$ 63,763	$ (55,223)	$ 8,542
Additional paid in capital contributed for the year	-	4,594	-	4,594
Net income	-	-	77,224	77,224
Stockholder's equity at June 30, 2003	2	68,357	22,001	90,360
Additional paid in capital contributed for the year	-		-	-
Tax benefit of consolidated income		26,244		26,244
Dividends paid			(25,000)	(25,000)
Net income	-	-	47,836	47,836
Stockholder's equity at June 30, 2004	$ 2	$ 94,601	$ 44,837	$ 139,440

See accompanying notes to financial statements.

NOTE 1 Summary of Significant Accounting Policies

Description of Business

Rampart Securities, Inc. was formed in Massachusetts on August 5, 1999 for the purpose of operating as a registered securities broker-dealer to provide brokerage and placement agent services and other services in connection with the financial markets. The company was granted membership by NASD on March 20, 2000 and is a registered broker dealer. Fees are earned for marketing services provided as an intermediary referring investors to investment advisors. Compensation arrangements vary and are based on a percentage of the value of the invested portfolio. In addition, for one referral source a fee sharing arrangement is set up where the fee earned is shared with an investment advisor collaborating on the referral.

Unconsolidated subsidiary

Rampart Securities, Inc. (the company) is a wholly owned subsidiary of Rampart Investment Management Company, Inc. Both companies have a June 30 year end.

The parent company, Rampart Investment Management Company, Inc., operates for the purpose of rendering investment advice and managing the investments of others.

Rampart Securities, Inc. is required to prepare audited financial statements per the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). Rampart Securities, Inc. is being presented on a stand-alone basis. The parent company, Rampart Investment Management Company, Inc., is not required to prepare audited financial statements for NASD.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Rampart Securities, Inc. considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Fees receivable

Management believes that fees receivable are fully collectible and that no allowance for uncollectible accounts is needed.

NOTE 2 Income Taxes

Rampart Securities, Inc. is included in the consolidated cash basis tax return of its parent, Rampart Investment Management Co., Inc. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statement for a subsidiary as if it filed a separate return. The difference between taxes calculated using this method and those actually due per the return is classified as additional paid-in capital. However, the Company will be liable for the minimum state tax of $456. Temporary differences arise from the cash basis method of accounting and the tax treatment of organization expense. These deferred tax differences were not material for 2003 but are recorded as indicated below for 2004.

Tax expense is as follows:

	June 30, 2004	June 30, 2003
Federal	$ 5,700	$17,400
State	4,400	9,300
Deferred federal	3,000	0
Deferred state	1,800	0
Total	$14,900	$26,700

NOTE 3 Related Party Transactions

Under an expense agreement dated April 30, 2003 administrative expenses including facilities, supplies, and shared employee costs of Rampart Securities, Inc. are paid through its parent company, Rampart Investment Management Company, Inc. Rampart Securities, Inc. agrees to reimburse its parent company for its share of these expenses at the rate of 10% of the applicable costs. If Rampart Securities Inc.'s income is insufficient to meet the required payments, the expenses will be accrued and repaid once funds are available. Prior to April 30, 2003 the reimbursement under the expense agreement dated October 1, 1999 was based on it's pro rata share of these expenses and did not require accrual of expenses if funds were not available to pay. Reimbursable expenses totaled $72,685 and $19,634 for the years ended June 30, 2004 and 2003, respectively. The amounts owed to the parent at June 30, 2004 and 2003 for these expenses were $0 and 16,557, respectively.

The parent contributes additional paid in capital to fund on-going operations as needed. Contributions for 2004 and 2003 were $0 and $4,594. During 2004 a dividend of $25,000 was paid to the parent company.

In addition, for the year ended June 30, 2003 a Rampart Securities, Inc. expense of $9,770 was paid directly by the parent and was subsequently reimbursed.

NOTE 4 Concentration of Credit Risk

The Company maintains their cash account at one financial institution. The balance at year-end and at times may exceed the $100,000 federally insured limit. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

For the years ended June 30, 2004 and 2003 revenue is received from three referral sources.

NOTE 5 Securities and Exchange Commission, Rule 15c3-3 Exemption

Rampart Securities, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it does not hold customer funds or safekeep customer securities. The conditions of this exemption were complied with for the year ended June 30, 2004 and June 30, 2003.

NOTE 6 Net Minimum Capital Requirement

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Rampart Securities Inc. is required to maintain a net minimum capital balance. The net minimum capital balance must exceed the greater of 6 2/3% of aggregate indebtedness (total liabilities) or $5,000. At June 30, 2004 and 2003 net capital as defined by SEC Rule 15c3-1 was $99,235 and $60,392, respectively.

LITMAN,
GERSON, LLP
A PROFESSIONAL SERVICES FIRM

500 WEST CUMMINGS PARK
WOBURN, MA 01801-6595
TELEPHONE (781) 933-9660
FACSIMILE (781) 935-6213
WWW.LITMANGERSON.COM

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholder
of Rampart Securities, Inc.

We have audited the accompanying financial statements of Rampart Securities, Inc. as of and for the years ended June 30, 2004 and 2003 and have issued our report thereon dated July 22, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of excess net capital and the reconciliation of net capital with the Company's computation are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary schedules required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Litman Gerson, LLP

Woburn, MA
July 22, 2004

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
EXCESS NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Rampart Securities, Inc. had the following Excess Net Capital at June 30, 2004 and 2003.

	June 30			
		2004		2003
Total assets		$ 166,140		$ 153,470
Less: nonallowable fees receivable and prepaid expenses		40,205		39,926
Allowable assets		125,935		113,544
Less: Total liabilities		26,700		63,110
Net worth qualified for Net Capital		99,235		50,434
Plus: Subordinated indebtedness		-		-
Adjusted net worth		99,235		50,434
Net capital before haircuts		99,235		50,434
Less: Haircuts		-		-
Net capital		99,235		50,434
Net capital requirements:				
6 2/3% of aggregate indebtedness	1,780		4,207	
Minimum requirement	5,000		5,000	
Greater of the above		5,000		5,000
Excess net capital		$ 94,235		$ 45,434

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
RECONCILIATION OF PRELIMINARY UNAUDITED NET CAPITAL TO FINAL AUDITED NET CAPITAL

Pursuant to the rules of Securities and Exchange Commission, the following schedule reconciles the preliminary unaudited and final audited computations of net capital pursuant to Rule 15c3-1 at June 30, 2004 and 2003:

	June 30	
	2004	2003
Ownership equity - original (unaudited)	$ 127,697	$ 87,216
Auditor's adjusting journal entries		
Audit adjustment to record fee income receivable for fourth quarter	-	39,926
Audit adjustment to record fee sharing expense on fourth quarter income	-	(9,958)
Audit adjustment to adjust fee income	898	28,645
Audit adjustment to record fee sharing expense	(499)	(28,645)
Audit adjustment to accrue current and deferred income taxes and filing fees	(14,900)	(26,824)
Audit adjustment to record tax benefit of consolidated income	26,244	-
Ownership equity - audited	$ 139,440	$ 90,360

LITMAN,
GERSON, LLP
A PROFESSIONAL SERVICES FIRM

500 WEST CUMMINGS PARK
WOBURN, MA 01801-6595
TELEPHONE (781) 933-9660
FACSIMILE (781) 935-6213
WWW.LITMANGERSON.COM

AUDITOR'S REPORT ON COMPLIANCE AND INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Rampart Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of Rampart Securities, Inc. (a wholly owned subsidiary of Rampart Investment Management Company, Inc.) for the years ended June 30, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Rampart Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Rampart Securities, Inc. in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Rampart Securities, Inc. is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Rampart Securities, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their

assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securites, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Rampart Securities, Inc.'s practices and procedures were adequate at June 30, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder and management of Rampart Securities, Inc. and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Litman Gerson, LLP

Woburn, MA
July 22, 2004